EXHIBIT (21)

Subsidiary	State/Jurisdiction of Incorporation/Organization
Churchill Downs Management Company	Kentucky
Calder Race Course, Inc.	Florida
Tropical Park, Inc.	Florida
Churchill Downs California Company d/b/a Hollywood Park	California
Churchill Downs California Fall Operating Company d/b/a Hollywood Park	California
Arlington International Racecourse, LLC d/b/a Arlington Park	Illinois
Hoosier Park, L.P. (limited partnership)	Indiana
Ellis Park Race Course, Inc.	Kentucky

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